                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF NOVEMBER 2004

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                                CORSO D'ITALIA 41
                                ROME, ITALY 00198
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

Telecom Italia seeking

to overturn ruling on appeal

TELECOM ITALIA REPUDIATES

ANTITRUST ACCUSATIONS

Milan, November 19, 2004 - In the full certainty that the company has acted legitimately, and in the knowledge that the ruling adopted by the Antitrust Authority is groundless, Telecom Italia announces that it is to seek to overturn the ruling on appeal at the TAR Court of Appeal.

The Antitrust Authority’s decision comes as a rare punishment to Telecom for its success in remaining strong and competitive on the market. Instead, the company is being accused of alleged illegitimate and exploitative conduct. It is a ruling that, for no good reason, throws up an impediment to the market, and will act as a brake on competition. This ruling gravely restricts Telecom Italia’s ability to bid for public tenders, much to the detriment of the country’s telecommunication service end-users.

The bid it lodged in the Consip call for tenders, and the offers it supplies to its major corporate customers, are examples of how Telecom Italia brings to market appealing offers, most of which are continued over time; offers that have catered to market demand, and have provided end-users with the substantial benefits of innovation and integration.

The European Union and, indeed, the most recent Italian Communications Regulatory Authority annual report, acknowledge that the process of liberalization in Italy is so far advanced that it has become one of Europe’s most open, if still evolving, markets.

Telecom Italia’s actions have been dictated by the following motives:

•

The desire to improve the national economy by assisting in raising the standards of competition by competitors who, for their part, must be prepared to make the necessary investments;

•

The determination to pursue an investment plan exceeding €2 billion per year for the fixed line network alone, to enable our competitors and consumers alike to enjoy more reliable and highly innovative services at reasonable cost. That Telecom Italia has been successful in this endeavour is borne out by the fact that telecommunications is the only utility in Italy where prices have long been on a downward path, much to the good of the country’s economic health.

With this decision, the Antitrust Authority has failed to take into account the commitments Telecom Italia has taken on, the majority of which will be in place by January 2005, and which will give further impetus to the liberalization process.

The actions Telecom Italia has undertaken were recommended by a highly reputed independent party. They are designed both to accelerate liberalization of the telecommunications market and to reassure the Authority. Measures include a decision to move forwards with the unbundling of fiber-optic lines, while reducing the site costs competitors sustain for infrastructure they have to build as part of unbundling.

Telecom Italia

Media Relations

Corporate and Wireline Press Office

+39.06.3688.2610

www.telecomitalia.it/stampa_uk

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United
States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor"
for forward-looking statements.  The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependant on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-
looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

- the ability of the Telecom Italia Group to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

- the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

- the impact of regulatory decisions and changes in the regulatory environment;

- the impact of the slowdown in Latin American economies and the slow recovery of economies generally on the international business of the Telecom
Italia Group focused on Latin America and on its foreign investments and capital expenditures;

- the continuing impact of rapid changes in technologies;

- the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

- the impact of fluctuations in currency exchange and interest rates;

- Telecom Italia's ability to continue the implementation of its 2002-2004
Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;

- the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

- Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

- Telecom Italia's ability to successfully implement its internet strategy;

- the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin
America and in Europe;

- the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

- the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.
Accordingly, there can be no assurance that the group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      November 19th, 2004

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager